ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on May 23, 2012 (the “Meeting”)

To:                                    All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	63,519,306

Total outstanding Shares as at Record Date	88,041,018

Total % of Shares Voted	72.15%

MATTERS VOTED UPON		VOTING RESULTS
1.	Fix the Number of Directors	Votes in Favour	Votes Against

	To fix the number of directors at six.	62,257,354 (98.01%)	1,261,949 (1.99%)
Outcome: The number of directors was fixed at six.
2.	Election of Directors	Votes in Favour	Votes Withheld

To elect the following nominees as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:
	Ricardo M. Campoy	34,710,051 (98.38%)	571,254 (1.62%)
	Bradford J. Cooke	33,533,077 (95.04%)	1,748,228 (4.96%)
	Geoffrey A. Handley	27,615,959 (78.27%)	7,665,346 (21.73%)
	Rex J. McLennan	25,131,569 (71.23%)	10,149,736 (28.77%)
	Mario D. Szotlender	26,049,212 (73.83%)	9,232,093 (26.17%)
	Godfrey J. Walton	35,111,948 (99.52%)	169,357 (0.48%)
Outcome: Each of the six nominees proposed by management was elected as a director of the Company.
3.	Appointment of Auditor	Votes in Favour	Votes Withheld

	To appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year.	62,550,618 (98.47%)	968,688 (1.53%)

4.	Auditor’s Remuneration	Votes in Favour	Votes Against

	To authorize the Board of Directors to fix the auditor’s remuneration for the ensuing year.	62,040,708 (97.67%)	1,478,596 (2.33%)

Outcome: KPMG LLP, Chartered Accountants, was appointed auditor of the Company until the Company’s next Annual General Meeting and the directors of the Company were authorized to fix the auditor’s remuneration.

5.	Reconfirmation of the Company’s Stock Option Plan	Votes in Favour	Votes Against

	To reconfirm the Company’s Stock Option Plan by approving the unallocated securities that may be grantable thereunder.	20,263,236 (57.43%)	15,020,668 (42.57%)

Outcome: The Company’s Stock Option Plan and the unallocated securities that may be grantable thereunder, as more particularly described in the Company’s Information Circular dated April 23, 2012, was authorized, ratified, confirmed and approved.

6.	Reconfirmation of the Company’s Stock Bonus Plan
Outcome: The Company’s Stock Bonus Plan resolution was withdrawn at the Meeting as the majority of shares voted by proxy were voted against the resolution.